ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 www.orbitalcorp.com.au
ASX Code: OEC
NYSE Amex Code: OBT
FOR IMMEDIATE RELEASE: 24 May 2012

Orbital to supply FlexDITM engines to AAI

PERTH, AUSTRALIA – Orbital is pleased to announce that it has been contracted to supply heavy fuel engines for use in AAI Unmanned Aircraft Systems’ (AAI) Aerosonde® Small Unmanned Aircraft System (SUAS). AAI Unmanned Aircraft Systems, an operating unit of Textron Systems, a Textron Inc. company, recently won significant military contracts from the U.S. Navy and Special Operations Command to provide SUAS fee-for-service operations utilising the newest configuration of its Aerosonde SUAS.

Orbital is contracted to supply engines up to a value of approximately $4.7 million throughout 2012.

This new engine and system uses Orbital’s FlexDITM Engine Management system to enable spark ignition operation of heavy fuels such as JP5 (naval operations) and JP8 (land based operations) satisfying a US Department of Defence initiative to eliminate gasoline fuels for safety and logistic reasons – the “one fuel” policy.

The small but powerful engine package has been designed to be light weight, with size, weight and fuel efficiency being key factors to provide the required range and payload capability for this aircraft.  One key advantage of the Orbital technology is extended range; the improved fuel efficiency can increase the range on a typical mission by 40% over current technology, or can allow AAI to increase the payload.

Orbital’s FlexDITM technology has been proven in more than 650,000 engine applications in the recreation, marine, motorcycle consumer markets.

Mr Terry Stinson, CEO and Managing Director of Orbital comments:  “New ground had to be broken with AAI to meet their aggressive SUAS engine requirements, and we have been able to successfully develop and supply the demonstration engines from our Perth facility.  This success now leads to production supply of engine systems.  This is good example of Australian innovation, and demonstrates Orbital’s engineering and product development capabilities.”

“The small unmanned aerial systems market is an emerging market for Orbital and we look forward to realising this potential.” added Mr Stinson.

ENDS

CONTACTS	Terry Stinson CEO & Managing Director Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

AAI Unmanned Aircraft Systems has designed, manufactured and fielded combat-proven unmanned aircraft systems for more than 25 years. AAI's multi-mission capable unmanned aircraft and interoperable command and control technologies provide critical situational awareness and actionable intelligence for users worldwide. Its Australia-based strategic business, Aerosonde Pty Ltd, is a manufacturer of small unmanned aircraft systems. AAI Unmanned Aircraft Systems is an operating unit of Textron Systems. More information is available at www.aaicorp.com

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the NYSE AMEX (OBT).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.